

Top Flight Long-Short Fund

Fund Facts 3/31/08

The Top Flight Long-Short Fund is an open-end, no-load mutual fund that seeks to provide above market rates of return in all market environments. Top Flight utilizes a quantitative long-short strategy to pursue absolute return and low correlation to the broad US equity market. The Fund endeavors to provide positive return during bull market periods while protecting capital during bear market periods.

INVESTMENT STRATEGY

Investors buy stocks for different reasons at different times. Investor preference for a particular investment style may be caused by macroeconomic conditions, policy shifts, cognitive errors or herd mentality. It may also dissipate quickly or persist for some time.

The Fund seeks to exploit typical investor behavior by following a three step quantitative process.

1. The current market environment is evaluated to determine the factors that are most likely to identify performance leaders and laggards. Potential factors include stock valuations, company growth rates, market capitalization, etc.

The performance attribution of these factors is monitored in real-time for early detection of style-preference shifts as they occur; factors used for stock selection in the portfolio frequently change in order to adjust for new information about macroeconomic conditions or investor behavior.

2. Long and short candidates are selected for inclusion or exclusion in the portfolio based on short term technical behavior. Short positions are generally initiated immediately following a short-term rally in stock price, while long positions are usually initiated following short-term declines. Positions are monitored daily, and are exited after reaching an initial appreciation target or breaching objective risk management measures.

3. The overall ratio of long exposure to short exposure is governed by an overall quantitative assessment of upside and downside market risk. Currently, the Fund's advisor believes short-term market risk is significantly higher to the upside.

Currently, long position candidates are characterized by several factors, including:
- High earnings yield (current fiscal year)
- Positive current year sales estimate revisions
- Positive long-term price momentum

Currently, short position candidates are characterized by several factors, including:
- Low earnings yield (current fiscal year)
- High long-term earnings growth estimates
- Negative long-term price momentum

RISK CONTROLS

- Fund generally employs no leverage
- Limited position sizes
- Diversification
- Disciplined sell/cover process
- No use of futures contracts or options
- Dedicated compliance team
- Limited assets managed under strategy

PERFORMANCE

Average Annual Total Return (%)



	Top Flight Long-Short Fund	S&P 500
3 Months	-2.7%	-9.4%
1 Year	9.7%	-5.1%
3 Years	5.1%	5.9%
5 Years	15.4%	11.3%
Since Inception	12.7%	10.1%

Rank within Category for Annual Total Return %



Top 12.5%

Bottom 12.5%

YTD   1 Yr   3 Yr   5 Yr   Since Inception

Calendar Year Returns %

	2003	2004	2005	2006	2007
Top Flight Long-Short Fund	52.8	13.0	0.9	-3.9	15.1
S&P 500 Index	28.5	10.9	4.9	15.8	5.5

	TOPFX	S & P 500
Mean Weekly Return	0.24%	0.17%
Standard Deviation	1.96%	1.75%
Upside Semi-SD	1.52%	1.22%
Downside Semi-SD	1.26%	1.23%
Upside/Downside	1.21	0.99
Sharpe Ratio	0.09	0.06
Sortino Ratio	0.13	0.08
Information Ratio	0.04	0.00
Beta	0.68	1.00
Alpha (Annualized)	6.45%	0.00%
R-Squared	0.36	1.00

Performance Detail is based on statistical analysis of the weekly returns of the Top Flight Long-Short Fund and the S&P 500 Index before dividends. The S&P 500 index is an unmanaged, size-weighted index comprised of 500 stocks selected for market capitalization, liquidity, and industry group representation. The S&P 500 is used for comparative purposes only. The Top Flight Long-Short Fund is not designed to track the S&P 500 index and its performance will differ from the benchmark. Rank within Category compares this fund's total annualized return to that of other funds in the same category, and its figures are not adjusted for taxes

The performance information represents past performance and does not guarantee future results. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. An investor should consider the investment objectives, risks, and charges and expenses of the investment carefully before investing; the Prospectus contains this and current performance data for the Top Flight Long-Short Fund. Obtain a prospectus by calling 1-800-869-1679 or online at www.TopFlightFund.com.



TOPFX

Top Flight Long-Short Fund

Fund Facts 3/31/08

FUND FACTS

Symbol	**TOPFX**
CUSIP	77183Q109

Fund Manager: Jonathan Ferrell

- Manager since inception (12/02)
- Ten years of portfolio management experience
- BA, MBA Brigham Young University

Expense Ratio **3.86%**
(excluding dividends on short sales)

SECTOR EXPOSURE

Sector Weightings	Long Portfolio	Short Portfolio	Net
Basic Materials	2.2%	2.1%	0.1%
Communications	2.0%	0.0%	2.0%
Cnsmr Discretion	10.8%	0.0%	10.8%
Cnsmr Staples	0.0%	0.0%	0.0%
Energy	2.9%	14.3%	-11.4%
Finance	22.4%	0.0%	22.4%
Health Care	2.2%	0.0%	2.2%
Industrials	11.1%	1.4%	9.7%
International	11.1%	0.0%	11.1%
Technology	11.6%	0.0%	11.6%
Utilities	3.7%	0.0%	3.7%

ALLOCATION



2.2% Cash
17.8% Short
80.0% Long



21.3%

Top 10 as a % of Portfolio

TOP TEN HOLDINGS

Equity Name	% of Assets	Industry
Transatlantic Holdings, Inc.	2.2%	P&C Insurance
Platinum Underwriters	2.2%	P&C Insurance
Sciele Pharma, Inc.	2.2%	Drugs
Allegheny Technologies	2.2%	Industrial Metals
Employers Holdings, Inc.	2.1%	P&C Insurance
LG Display Co, Ltd	2.1%	Electronics (Int'l)
Aluminum Corp of China	2.1%	Aluminum (Int'l)
National Bank of Greece	2.1%	Banks (Int'l)
Marten Transport Ltd	2.1%	Trucking
Vimpel-Communications	2.0%	Wireless (Int'l)

TopFlight Long-Short Fund
2989 W. Maple Loop, Suite 210
Lehi, UT 84003

p. 801.753.0045
f. 801.753.0051

www.TopFlightFund.com

TOPFX